August 2, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Fly Leasing Limited Registration Statement on Form F-3 File No. 333-248082

Ladies and Gentlemen:

Fly Leasing Limited (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form F-3 (File No. 333-248082), initially filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2020, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement was declared effective on August 31, 2020.

On August 2, 2021, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated March 27, 2021 (the “Merger Agreement”), by and among the Company, Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), and Carlyle Aviation Elevate Merger Subsidiary Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent.

As a result of the Merger, the Company has determined at this time not to proceed with the offering. The Company requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Dean Sattler, via email at DSattler@Milbank.com or via facsimile at 2128225629, Iliana Ongun, via email at IOngun@Milbank.com or via facsimile at 2128225571 and Brett Nadritch via email at BNadritch@Milbank.com or via facsimile at 2128225301.

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Please contact Brett Nadritch at 212-530-5301 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

FLY LEASING LIMITED

By:	/s/ Javier Meireles
	Name:	Javier Meireles
	Title:	Chief Financial Officer

cc:	Dean Sattler, Esq. Iliana Ongun, Esq. Brett Nadritch, Esq. Milbank LLP